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MAR 01 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42227

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTHEAST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 EARLE OVINGTON BLVD., 7TH FLOOR
(No. and Street)

MITCHEL FIELD (City) NEW YORK (State) 11553 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARC BENEDETTO (516) 222-5300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JM CPA LLP
(Name – *if individual, state last, first, middle name*)

589 EIGHTH AVENUE, 6TH FL (Address) NEW YORK (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

auB

OATH OR AFFIRMATION

I, MARC BENEDETTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORTHEAST SECURITIES, INC., as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

VICE-PRESIDENT

Title

Notary Public

MARIE DECKER
PUBLIC STATE OF NEW YORK
LIC.

DECKER
STATE OF NEW YORK
COMM. EXP. 08-08-2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHEAST SECURITIES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2015

JM CPA LLP
589 Eighth Avenue, 7th Floor
New York, NY 10018

JM CPA
Certified Public Accountants

212-303-9000
Fax: 646-885-0250
www.jmcpallp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Northeast Securities, Inc.

We have audited the accompanying statement of financial condition of Northeast Securities, Inc. (a New York State corporation) as of December 31, 2015, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Northeast Securities, Inc.'s management is responsible for the financial statement. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Northeast Securities, Inc. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

JM CPA LLP

JM CPA LLP
New York, New York
March 29, 2016

NORTHEAST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents (Note 2)	$	6,015,613
Receivable from broker-dealers and clearing organizations (Note 3)		2,043,250
Securities owned:		
Marketable, at market value (Notes 4 and 5)		72,785
Not readily marketable, at estimated fair value (Notes 4 and 5)		660,497
Furniture and equipment at cost, less accumulated depreciation of $ 2,033,210 (Note 2)		53,570
Other assets (Notes 7 and 12)		1,288,046
	$	10,133,761

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Payable to broker-dealers and clearing organizations (Note 2)	$	52,559
Accounts payable and accrued liabilities		4,226,439
Securities sold, not yet purchased, at market value (Note 4)		41
Income taxes payable (Note 14)		86,481
		4,365,520

STOCKHOLDERS' EQUITY

Preferred stock, 1,000,000 shares $.01 par value authorized, 0 shares issued		-
Common stock, 20,000,000 shares $.01 par value authorized, 10,976,922 shares issued		109,769
Additional paid-in capital		5,698,475
Retained earnings		6,206,695
		12,014,939
Less shares of common stock in treasury, at cost		(6,246,698)
Total Stockholders' Equity		5,768,241
	$	10,133,761

See independent auditor's report.

NOTE 1 – ORGANIZATION & NATURE OF BUSINESS

Northeast Securities, Inc. ("the "Company"), founded in 1989, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA). The Company has grown into a multi-line financial services firm serving institutional and individual clients. The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment banking activity. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities. The business operates from several strategic office locations with the institutional office located at 40 Wall Street in New York City's financial district.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented on an accrual basis. Income is recognized when earned. The costs and expenses attributable to earning such income are reflected in the results of operations concurrently.

Cash and Cash Equivalents

Cash and cash equivalents for purposes of reporting cash flows includes cash on hand and in highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Property and Improvements

Property and improvements are stated at cost. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred.

Property and improvements at December 31, 2015 consisted of:

Equipment & Office Furniture	$ 1,874,168
Improvements	212,612
	2,086,780
Less: accumulated depreciation and amortization	(2,033,210)
Property, net	$ 53,570

Depreciation and amortization

Depreciation is provided on a straight-line basis using an estimated useful life of five years with a half-

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Uncertain tax position

The Company adopted the provisions of the *Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05* Accounting for Uncertainty in Income Taxes. As a result of implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2010 are no longer subject to examination by tax authorities.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on trade date basis. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by the Board of Directors.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fee Income

Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not earned reflected as deferred fee income.

Commissions

Transactions executed for customers and related commission income and expenses are recorded which is not materially different from a trade date basis.

Change in Accounting Method

The Company changed its method of accounting for rentals to the straight-line method required under GAAP which resulted in a prior period adjustment reducing beginning retained earnings by $ 280,702 net of income taxes. (see Note 13)

NOTE 3 – DUE FROM CLEARING BROKER

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the Company's securities and cash balances. These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing broker. The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody.

NOTE 4 – SECURITIES OWNED & SOLD, NOT YET PURCHASED

Marketable securities owned at December 31, 2015 consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Debt securities	$ 27,666	$ (41)
Corporate stocks, EFTPS, mutual funds	45,119	0
	$ 72,785	$ (41)

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2015 these securities at estimated fair values consisted of equities totaling $ 660,497.

NOTE 5 – FAIR VALUE MEASUREMENTS

The Company's investments are categorized below in three broad hierarchical levels based on market price observability as follows:

- Level 1 – Quoted prices in active markets for identical investments;
- Level 2 – Other significant observable inputs obtained from independent sources, for example, quoted prices for similar investments or the use of models or other valuation methodologies;
- Level 3 – Inputs used in valuation are unobservable and significant including the Company's own assumptions based upon the best information available. Investments categorized as Level 3 include securities in which there is little, if any, market activity. Management believes that the valuations are reasonable and appropriate given information that is available.

The designated Level for a security is not necessarily an indication of the risk associated with investing in that security.

NOTE 5 – FAIR VALUE MEASUREMENTS (cont'd)

The Company's investments as of December 31, 2015 are classified as follows:

	Level 1	Level 2	Level 3	Total Value
Marketable securities	$ 72,785	$ -	$ -	$ 72,785
Securities not readily marketable	-	-	660,497	660,497
Total	$ 72,785	$ -	$ 660,497	$ 733,282

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and money market funds. The Company maintains accounts with various financial institutions. The Company's policy is designed to minimize exposure to any one institution. At times during 2015, the Company's cash in bank balances exceeding the Federally insured limits. At December 31, 2015 the Company's uninsured cash balances totaled $ 2,530,522.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company conducts business with two subsidiaries and at times has money due from or to the subsidiaries. At December 31, 2015, there were receivable balances of $ 424,490 due from subsidiaries.

NOTE 8 – DEBT

The company meets its short-term financing needs by borrowing against cash balances and securities it owns for investment purposes. The interest rate is a floating rate above the prime rate. There was no outstanding borrowings under this facility at December 31, 2015.

NOTE 9 – COMMITMENTS & CONTINGENCIES

Commitments

The Company has obligations under operating leases with initial terms in excess of one year. Minimum aggregate annual rentals for office space, equipment and storage at December 31, 2015, are approximately as listed below:

Fiscal Year	Total Amount
2016	$ 937,693
2017	928,993
2018	984,930
2019	863,586
2020	701,478
Aggregate amount thereafter	498,762
	$ 4,915,442

Contingencies

The Company – together with various other broker-dealers, corporations, and individuals – has been named in only one arbitration claiming damages that are not substantial. Management of the Company, after consultation with outside legal counsel, is highly confident that the resolution of this arbitration will not result in any material adverse effect on the Company's financial position.

The Company has elected to self insure with respect to business errors and omissions and has no excess insurance coverage for these type of claims. The Company has established a reserve of $ 338,000.

NOTE 9 – COMMITMENTS & CONTINGENCIES (cont'd)

The Company entered into service agreement with its clearing broker in 2014 which has early termination fees on a declining basis due the clearing broker as follows:

Within 1 year	$ 2,000,000
2 years	1,500,000
3 years	1,000,000
4 years	750,000
5 years and thereafter	500,000

Minimum deposits required under agreement

In year 1	$ 1,000,000
2	750,000
3	500,000
4	250,000
5 and thereafter	250,000

NOTE 10 – PENSION PLAN

The Company is the sponsor of a 401(K) retirement plan which allows eligible employees to voluntarily defer a percentage of their salaries. The Company at its option may match employee deferrals. The Company made no matching contributions for the year ended December 31, 2015.

NOTE 11 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its initial year and 15 to 1 in subsequent years. As of December 31, 2015 the minimum net capital requirement was defined as the greater of $ 100,000 or 6-2/3% of the aggregate indebtedness.

At December 31, 2015, the Company had net capital of $ 3,726,156 which was $ 3,435,124 in excess of its required net capital of $ 291,032. The Company's net capital ratio was 1.17 to 1.

NOTE 12 – OTHER ASSETS

As of December 31, 2015 other assets aggregating $ 1,288,046 consist of other receivable in the amount of $ 590,613, employee loans of $ 262,000 and deferred tax assets of $ 256,892.

NOTE 13 – DEFERRED RENT

Deferred rent represents the excess of straight-line rent expense over cash payments for the remaining lease term.

NOTE 14 – INCOME TAXES

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred income taxes are provided when income and expenses, principally relating to unrealized gains on long term investments, depreciation expense and deferred compensation expense are recognized in different years for financial and tax reporting purposes.

The Company recognizes and measures its unrecognized tax benefits in accordance with *FASB ASC 740, Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The income tax provision consists of the following:

	Total	Currently Payable	Deferred Tax Debit
Federal	$ 66,143	$ 743,728	$ (677,585)
State and Local	15,908	198,389	(182,481)
	$ 82,051	$ 942,117	$ (860,066)

The Company's effective tax rate was more than the statutory rate because equity in net income from subsidiaries and non-taxable income was less than non-deductible expenses.

NOTE 15 – SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions through March 25, 2016, the date the financial statements were available for release, that may occurred since December 31, 2015 and determined that there were no material events that would require adjustment or disclosures to the financial statements.